FORM 4

 [  ]   Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   PENDING           |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940

---------------------------------------------------------------------------
1.  Name and Address of Reporting Person

         Temple-Inland Inc.
  -------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)

         1300 MoPac Expressway South
  -------------------------------------------------------------------------
                                  (Street)

     Austin,                       Texas                        78746
  -------------------------------------------------------------------------
       (City)                      (State)                      (Zip)
---------------------------------------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol
     Gaylord Container Corporation (GCR)
---------------------------------------------------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

---------------------------------------------------------------------------
4.  Statement for Month/Year
      02/2002
---------------------------------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)

---------------------------------------------------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [  ] Director
    [ X] 10% Owner
    [  ] Officer (give title below)
    [  ] Other (specify title below)

     -----------------------------------------

---------------------------------------------------------------------------
7.  Individual, or Joint/Group Filing (Check Applicable Line)
    [  ] Form filed by One Reporting Person
    [ X] Form filed by More than One Reporting Person

---------------------------------------------------------------------------

===========================================================================
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
---------------------------------------------------------------------------
1.  Title of Security (Instr. 3)
     Class A Common Stock, par value $0.0001
---------------------------------------------------------------------------
2.  Transaction Date (Month/Day/Year)
      February 28, 2002
---------------------------------------------------------------------------
3.  Transaction Code (Instr. 8)
      J
---------------------------------------------------------------------------
4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    Price:
      48,312,197(1)(3)              A                $1.17
---------------------------------------------------------------------------
5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
     (1)(2)(3)
---------------------------------------------------------------------------
6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
           D(3)   I(1)(3)
---------------------------------------------------------------------------
7.  Nature of Indirect Beneficial Ownership (Instr. 4)
      (3)
---------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.



===========================================================================
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
---------------------------------------------------------------------------
1.  Title of Derivative Security (Instr. 3)

---------------------------------------------------------------------------
2.  Conversion or Exercise Price of Derivative Security

---------------------------------------------------------------------------
3.  Transaction Date (Month/Day/Year)

---------------------------------------------------------------------------
4.  Transaction Code (Instr. 8)

---------------------------------------------------------------------------
5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

---------------------------------------------------------------------------
6.  Date Exercisable and Expiration Date (Month/Day/Year)

---------------------------------------------------------------------------
7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

---------------------------------------------------------------------------
8.  Price of Derivative Securities (Instr. 5)

---------------------------------------------------------------------------
9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

---------------------------------------------------------------------------
10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

---------------------------------------------------------------------------
11. Nature of Indirect Beneficial Ownership (Instr. 4)

---------------------------------------------------------------------------

EXPLANATION OF RESPONSES:

(1) Each of Temple-Inland Inc., Inland Container Corporation I, Temple-Inland Acquisition Corporation and Inland Investments LLC expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act or otherwise, the beneficial owner of any securities covered by this statement other than those for which it is record owner.

(2) On January 22, 2002, Temple-Inland Inc., a Delaware corporation ("Parent"), and Temple-Inland Acquisition Corporation, a Delaware corporation and indirect, wholly-owned subsidiary of Parent (the "Purchaser"), filed an Initial Statement of Beneficial Ownership on Form 3 with respect to 6,672,480 shares of common stock, par value $.0001 per share (the "Shares"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), that were subject to a Stockholders Agreement, dated as of January 21, 2002 (the "Stockholders Agreement"), among Parent, the Purchaser and certain stockholders of the Company, and with respect to which Shares Parent was granted an irrevocable proxy to vote such Shares in favor of the proposed merger of the Purchaser with and into the Company. All Shares subject to the Stockholders Agreement were tendered into Parent's tender offer for the Shares of the Company, of which the Stockholders Agreement was a part, and accordingly, the Stockholders Agreement is no longer in effect.

(3) In Parent's tender offer for the Shares, a total of 48,312,197 Shares were acquired. The Purchaser purchased and directly owns of record 42,500,000 Shares and Inland Investments LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Parent ("Inland Investments"), purchased and directly owns of record 5,812,197 Shares. Parent may be deemed the indirect beneficial owner of 48,312,197 Shares as a result of the Purchaser's and Inland Investments' record ownership of such Shares and the corporate relationship of Parent to the Purchaser and Inland Investments.



    TEMPLE-INLAND INC.


  By:  /s/ M. Richard Warner                         March 8, 2002
     ---------------------------------            --------------------
    Name:   M. Richard Warner                             DATE
    Title:  Vice President and Chief
            Administrative Officer

** SIGNATURE OF REPORTING PERSON

---------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

===========================================================================

              Joint Filer Information

Name:                        Temple-Inland Acquisition Corporation

Address:                     1300 MoPac Expressway South
                             Austin, Texas  78746

Designated Filer:            Temple-Inland Inc.

Issuer & Ticker
Symbol:                      Gaylord Container Corporation (GCR)

Date of Event
Requiring Statement:         February 28, 2002

Signature:                   TEMPLE-INLAND ACQUISITION CORPORATION


                              By:   /s/ M. Richard Warner       March 8, 2002
                                    --------------------        -------------
                              Name:    M. Richard Warner            Date
                              Title:   Vice President